RECEIVED
2007 SEP 17 P 12:38

MBH
Monex Beans Holdings, Inc.

07026527

File No. 82-34933
September 12, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Monex Beans Holdings, Inc. – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. English translation of news releases announced Apr.23 to May.31, 2007 as listed in Annex A.

If you have any further questions or requests for additional information please do not hesitate to contact Mina Kanai at 011-813-6212-3750(telephone) or 011-813-3808(facsimile).

Very truly yours,

Monex Beans Holdings, Inc.

By ______________
Name: Oki Matsumoto
Title: President & CEO

9/18

Monex Beans Holdings, Inc.
Pacific Century Place Marunouchi 19F 1-11-1, Marunouchi, Chiyoda-ku Tokyo 100-6219, Japan
Tel:+81-3-6212-3750[General] Fax:+81-3-6212-3808 http://www.monexbeans.net/

MBH
Monex Beans Holdings, Inc.

Annex A

Enclosures and attachment

1. Announcement of Subsidiary's Management Change
2. eBANK and Monex Ally for Strategic Business Collaboration.
3. Announcement of Capital Alliance with eBANK
4. Reduction of "Monex FX" Transaction Fees
5. Announcement of Subsidiary's Management Change
6. Announcement on the Start of Off-Floor Trading Service
7. On Accepting Allocation of New Shares by Net Life Planning Co.,Ltd

Monex Beans Holdings, Inc.
Pacific Century Place Marunouchi 19F 1-11-1, Marunouchi, Chiyoda-ku Tokyo 100-6219, Japan
Tel:+81-3-6212-3750[General] Fax:+81-3-6212-3808 http://www.monexbeans.net/

MBH
Monex Beans Holdings, Inc.

Announcement of Subsidiary's Management Changes

TOKYO, April 23, 2007 – Monex, Inc.* ("Monex") has decided at the Board of Director's Meeting held today to propose the following management changes to the Annual General Meeting of Shareholders to be held in June 2007.

* 100% subsidiary of Monex Beans Holdings, Inc.

1. Newly Appointed Board Director Candidate

Hisashi Tanaami	Statutory Auditor, Monex, Inc.

2. Newly Appointed Statutory Auditor Candidates

Tadasu Kawai	Board Member, Monex, Inc.
Takeshi Tamaki (External)	Adviser, BOT Lease Co., Ltd.

3. Resignation of Board Directors

   Tadasu Kawai
   Tsutomu Nakajima

4. Resignation of Statutory Auditor

   Hisashi Tanaami

###

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

eBANK and Monex Ally for Strategic Business Collaboration

TOKYO, April 24, 2007 – Monex Beans Holdings, Inc. announces that its subsidiary Monex, Inc. ("Monex"; President & CEO: Oki Matsumoto) and eBANK Corporation ("eBANK", President: Taiichi Matsuo) has entered into a strategic alliance as of today. The aim of this alliance is to reciprocally utilize the online securities business and the online banking business and create and enhance a new internet financial business model.

1. Contents of Alliance

Positioning each other as a strategic partner, Monex and eBANK aim to integrate the "online investment bank" function such as securities products and asset management functions of Monex and the advanced, original settlement function of eBANK to provide customers with not only convenience and security but also professional asset management environment.

Monex will pursue the best financial services for individual investors by providing eBANK's advanced settlement functions to customers of Monex, and propose a variety of asset management products to customers of eBANK.

eBANK will enhance and further expand its existing fund procurement and management business by introducing the product origination capabilities of Monex to grow the business as an additional pillar to the financial settlement business.

2. Outline of Alliance

1.) Monex and eBANK will discuss strategic alliances in the following fields and work together on finalizing action plans.

a. Strategic cooperation in marketing

b. Reciprocal utilization of products and functions

c. Partial co-development of systems

d. Others

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

2.) eBANK is scheduled to send one person to Monex's board as a board member. This is to be approved at the general meeting of shareholders to be held in June.

3. About Monex and eBANK

Name	eBANK Corporation
Description of Business	Banking services, primarily financial settlement via electronic media
Established	January 14, 2000
Head Office	1-1-7 Uchisaiwai-cho, Chiyoda-ku, Tokyo, Japan
Representative	President Taiichi Matsuo
Capital	32,335 million yen (as of March 31, 2007)
Number of Issued Shares	596,376 shares (as of March 31, 2007)
Number of Employees	175 (as of March 31, 2007)
Major Group Companies	eBANK Capital Management (Cayman) Ltd.

Name	Monex, Inc.
Description of Business	Securities business, accompanying business, other services
Established	May 20, 1999
Head Office	1-11-1 Marunouchi, Chiyoda-ku, Tokyo, Japan
Representative	President & CEO Oki Matsumoto
Capital	7,425 million yen (as of March 31, 2007)
Number of Issued Shares	226,400 shares (as of March 31, 2007)
Number of Employees	112 (as of March 31, 2007)
Major Group Companies	Monex Beans Holdings, Inc. (Holdings company) Monex University, Inc. Monex Alternative Investments, Inc. Monex Business Incubation, Inc.

###

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings Inc.

Announcement of Capital Alliance with eBANK

TOKYO, April 24, 2007 – Monex Beans Holdings, Inc. ("MBH") announces that the meeting of our Board of Directors held today resolved a share acquisition of eBANK Corporation ("eBANK", President: Taiichi Matsuo).

1. Reason of Share Acquisition

In consideration of the strategic alliance of our subsidiary, Monex, Inc. (President & CEO : Oki Matsumoto), and eBANK, MBH has decided to establish a closer cooperative relationship by capital alliance.

2. Outline of Share acquisition

Name of Share	eBANK
Date of Acquisition	By the end of April, 2007
Way of Acquisition	Transfer of stock from existing shareholder(s)
Price per Share	180,000 yen
Number of shares acquired	32,500 shares (Ownership ratio: 4.90%*) *Ownership ratio is calculated by the shares to be acquired as of April 26 after the payment of allocation of stocks to third party
Total Acquisition Value	5,850 million yen

MBH will send one person to eBANK's board as a board member. This is to be approved at the general meeting of shareholders in June 2007.

3. About eBANK

Name	eBANK Corporation
Description of Business	Banking services, primarily financial settlement via electronic media
Established	January 14, 2000
Head Office	1-1-7 Uchisaiwai-cho, Chiyoda-ku, Tokyo, Japan
Representative	President Taiichi Matsuo
Capital	32,335 million yen (as of March 31, 2007)
Number of Issued Shares	596,376 shares (as of March 31, 2007)
Number of Employees	175 (as of March 31, 2007)
Major Group Companies	eBANK Capital Management (Cayman) Ltd.

###

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings Inc.

Reduction of "Monex FX" Transaction Fees

TOKYO, April 27, 2007 -- Monex Beans Holdings, Inc. announces that Monex, Inc. ("Monex"; President & CEO: Oki Matsumoto), a subsidiary of Monex Beans Holdings, Inc., will revise transaction fees for the foreign exchange trading service, "Monex FX", as of April 28, 2007.

On January 29, 2007, Monex started a campaign reducing transaction fees to half of the original cost. In response to popular customer demand, the campaign fee will be set as the regular transaction fee for all trades after 6:00 am on April 28, 2007.

In addition to such fee change, investors will have access to FX trading information from Fisco, Inc. (President: Shigeru Miki) via email (Fisco FX mail) starting May 1, 2007. This information will also be accessible from mobile phones upon registration through our company website as of April 27, 2007.

For those who open a "Monex FX" account and trades during 9:00 am April 28, 2007 to 5:50 am on May 5, 2007 will receive cash back of up to 1,000 yen.
Please refer to the Monex homepage (http://www.monex.co.jp/) for further details. (Japanese only)

Transaction Fees of "Monex FX"

Currency	Before Revision	After Revision (Same as campaign fee)
1,000-9,000 currencies	100 yen / 1,000 currencies	100 yen / 1,000 currencies
10,000-499,000 currencies	100 yen / 1,000 currencies	**50 yen / 1,000 currencies**
500,000-999,000 currencies	80 yen / 1,000 currencies	**50 yen / 1,000 currencies**
1,000,000 currencies	60 yen / 1,000 currencies	**50 yen / 1,000 currencies**

Disclaimer: Please be advised that the revision on transaction fees on the foreign exchange trade service applies only to "Monex FX" and not to "Monex FXpro".

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Announcement of Subsidiary's Management Change

TOKYO, May 23, 2007 – Monex, Inc.* ("Monex") has decided to propose the following management change to its Annual General Meeting of Shareholders to be held in June 2007.
* 100% subsidiary of Monex Beans Holdings, Inc.

Newly Appointed Board Director Candidate

Takashi Inagaki	Executive Officer, Head of Capital Market Group, eBANK Corporation

This proposal is in line with the Strategic Business Alliance between eBANK Corporation and Monex, announced on April 24, 2007.

###

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Announcement on the Start of Off-Floor Trading Service

TOKYO, May 25, 2007 -- Monex Beans Holdings, Inc. announces that Monex, Inc. ("Monex"; President & CEO: Oki Matsumoto), a subsidiary of Monex Bean Holdings, Inc., will begin off-floor trading services as of May 29, 2007.

Off-floor trading is a system whereby shares of major shareholders can be sold to many investors at a predetermined rate during off-trading hours. The addition of off-floor distribution service will further enrich the wide range of products and services Monex provides.

Features of off-floor trading are as follows:

- Shares can be purchased at a lower price than the closing price of the previous business day in most cases
- No transaction fees upon purchase of shares
- There will be more liquidity as a result of an increase in the number of shareholders after the trade

###

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

On Accepting Allocation of New Shares by Net Life Planning Co., Ltd.

TOKYO, May 31, 2007 -- Monex Beans Holdings, Inc. ("MBH") announces that Net Life Planning Co., Ltd. ("Net Life Planning"), an affiliated company, has released new shares to be allocated to third parties and MBH has accepted this offer.

Net Life Planning was founded as a research/planning company towards the establishment of a new type of life insurance company that focuses on the Internet as the main distribution channel. The company was established as a fifty-fifty venture between Asuka DBJ Partners LPS ("Asuka DBJ") and MBH on October 23, 2006. The purpose of the capital increase is system development and Net Life Planning will receive investments from three new companies, (Mitsui & Co. Ltd., Shinsei Bank, Limited, and Seven & i Holdings Co., Ltd.), in addition to Asuka DBJ and MBH.

For further details regarding the aforementioned transaction and MBH's participation, please refer to the press release provided by Net Life Planning on this given date.

###

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

(Below is announcement of Net Life Planning Co., Ltd.)

Announcement of Allocating New Shares to a Third Party by Net Life Planning

TOKYO, May 31, 2007 – Net Life Planning announces that it has completed allocation of new shares to third parties as below.

Net Life Planning strives on research, planning, and preparation to establish a new type of life insurance that will use the Internet as the main distribution channel. Upon receiving approval from the relevant authorities, the company plans to provide products and services utilizing the most advanced IT skills and pursuing the convenience of customers to meet the needs of a new era. The purpose of the capital increase is the development of the main system and the web system of the preparation stage. After obtaining approval from the relevant authorities, further strengthening of the financial base through capital reinforcement will also be considered.

1. Outline of the allocation of new shares to the third parties

(1) Number of new shares issued	9,600 shares
(2) Issued price	200,000 yen
(3) Total sum of all shares issued	1.92 billion yen
(4) Converted capital price	960 million yen
(5) Date of capital incorporation	Completed on May 31, 2007
(6) Places of distribution and allotted number of shares	
Monex Bean Holdings, Inc.	2,250 shares
Asuka DBJ Partners LPS	2,250 shares
Mitsui & Co., Ltd.	2,100 shares
Shinsei Bank, Limited	1,500 shares
Seven & i Holdings Co., Ltd.	1,500 shares
(7) Total issued shares after capital increase	10,100 shares
(8) Capital after capital increase	1.01 billion yen

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

2. Composition of shareholders after capital increase

Monex Beans Holdings, Inc.	24.75%
Asuka DBJ Partners LPS	24.75%
Mitsui & Co., Ltd.	20.79%
Shinsei Bank, Limited	14.85%
Seven & i Holdings Co., Ltd.	14.85%

Contact: Net Life Planning Co., Ltd.
Daisuke Iwase (03-5367-3201)

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

END